Exhibit 99.59

UNDERWRITING AGREEMENT

August 19, 2021

800 West Pender Street

Suite 1430

Vancouver, BC

V6C 2V6

Attention: Craig Roberts, Chief Executive Officer and Director

Dear Mr. Roberts:

The undersigned, Canaccord Genuity Corp. and BMO Nesbitt Burns Inc. (the "Co-Lead Underwriters"), and CIBC World Markets Inc., Desjardins Securities Inc. and Clarus Securities Inc. (collectively and including the Co-Lead Underwriters, an "Underwriter" and together the "Underwriters") understand that New Found Gold Corp. (the "Company") proposes to issue and sell to the Underwriters 4,390,000 Common Shares (as defined below) issued as "flow-through shares" within the meaning of the Tax Act (as defined below) (the "Flow-Through Shares") at a price of $11.39 per Flow-Through Share (the "Offering Price") for aggregate gross proceeds of $50,002,100. The Flow-Through Shares will have the attributes described in the Prospectus Supplement (as defined below) and will be issued to purchasers in Canada under the Flow-Through Subscription Agreements (as defined below). The Company has been informed that purchasers of the Offered Securities (as defined below) may choose to subsequently dispose of some or all of the Offered Securities, including by: (i) donating Offered Securities to registered charitable organizations, who may sell such Offered Securities (the "Secondary Shares") to purchasers arranged by the Underwriters at a re-offer price of $8.50 (the "Re-Offer Price"); or (ii) sell such Secondary Shares to purchasers arranged by the Underwriters at the Re-Offer Price. The Prospectus Supplement (as defined below) qualifies the issuance of the Offered Securities and the distribution of the Secondary Shares.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in Section 8.1 of this Agreement) an option (the "Over-Allotment Option"), entitling the Underwriters to purchase up to an additional 658,500 Flow-Through Shares (each an "Additional Share") at the Offering Price for the purpose of covering the Underwriters' over-allocation position, for aggregate gross proceeds of $57,502,415, assuming the full exercise of the Over-Allotment Option. The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts and from time to time for up to 30 days after the Closing Time (as hereinafter defined). The offering of the Flow-Through Shares and any Additional Shares by the Company described in this Agreement is hereinafter referred to as the "Offering".

Where applicable, references to "Offered Securities" in this Agreement shall mean the Flow-Through Shares, the Secondary Shares and the Additional Shares.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, severally, and neither jointly nor jointly and severally, agree to purchase from the Company, in the percentages set forth in Section 8.1 of this Agreement, and, by its acceptance hereof, the Company agrees to sell to the Underwriters all but not less than all of the Flow-Through Shares at the Closing Time (as defined below) at the Offering Price for each Flow-Through Share and each Additional Share. Although the offer to purchase the Flow-Through Shares is being made by the Underwriters, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the "Substituted Purchasers") with the effect that such Substituted Purchasers will be the initial purchasers of the Flow-Through Shares. To the extent that Substituted Purchasers purchase any Flow-through Shares, the Underwriters shall not be obligated to purchase the Flow-Through Shares so purchased by such Substituted Purchasers.

Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Offered Securities from the Company at a price per Offered Security equal to the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Securities offered hereby at the Offering Price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price. Such decrease or other change in the offering price to the public will not affect the amount of the proceeds of the Offering of the Offered Securities to the Company, or the amount of the Underwriters' Fee (as defined below) payable pursuant to Section 10.3. The Underwriters will promptly inform the Company if any offering price to the public is decreased or otherwise changed.

The gross proceeds of the Offering shall be used as set forth in the Prospectus Supplement (as hereinafter defined) under the heading "Use of Proceeds". In consideration of the Underwriters' agreement to purchase the Flow-Through Shares and Additional Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to the Co-Lead Underwriters, for and on behalf of all of the Underwriters, a cash fee (the "Underwriters' Fee") in an amount equal to the sum of: (i) 5.0% of the gross proceeds received by the Company from the issue and sale of the Flow-Through Shares and any Additional Shares, other than the gross proceeds raised from certain sales pursuant to a president's list (the "President's List Sales"); and (ii) 2.5% of the gross proceeds raised from President's List Sales, payable in cash from the general working capital of the Company. The President List Sales shall consist of sales made pursuant to Eric Sprott’s orders, which may represent a maximum of 19.9% of the Offering.

The Company has prepared and filed a preliminary short form base shelf prospectus dated July 21, 2021 in the English language (the "Preliminary Base Shelf Prospectus") and a final short form base shelf prospectus dated July 27, 2021 (the "Final Base Shelf Prospectus") in respect of the offering of Common Shares, debt securities, warrants, subscription receipts, share purchase contracts and units in one or more offerings for an aggregate offering price of up to $100,000,000.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that only offers and sales of Secondary Shares shall be made in the United States and shall be made only to Qualified Institutional Buyers (as hereinafter defined) on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) provided by Rule 144A (as hereinafter defined) and exemptions from the securities laws of the states of the United States, as applicable and the provisions of Schedule "A" to this Agreement. The Underwriters, on their own behalf and on behalf of their U.S. Affiliates (as hereinafter defined), and the Company acknowledge that Schedule "A" forms part of this Agreement. Offers and sales of the Flow-Through Shares and Additional Shares shall only be made to persons outside the United States in accordance with Rule 903 of Regulation S (as defined below).

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	"Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	"Additional Shares" means the up to 658,500 Flow-Through Shares issuable if the Over-Allotment Option is exercised;

(c)	"Ancillary Documents" means all agreements, certificates (including the certificates representing the Offered Securities), officer's certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(d)	"Aggregate Flow-Through Subscription Price" means the aggregate gross proceeds from the sale and issue of the Flow-Through Shares;

(e)	"Anti-Money Laundering Laws" has the meaning given to that term in Schedule 5.1(nn);

(f)	"Applicable Securities Laws" means, collectively, and, as the context may require, the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(g)	"CEE" means Canadian exploration expense described in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.4)" were a reference to "paragraph (f)", excluding any amounts which are prescribed to constitute "Canadian exploration and development overhead expense" for the purpose of paragraph 66(12.6)(b) of the Tax Act, the amount of any assistance received by the Company described in paragraph 66(12.6)(a) of the Tax Act, any expense described in paragraph 66(12.6)(b.1) of the Tax Act or any amount paid or payable for prepaid services or rent that do not qualify as outlays or expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

(h)	"Claim" has the meaning given to that term in section 12.1;

(i)	"Closing" and "Closing Date" have the meanings given to those terms in section 10.1;

(j)	"Closing Materials" has the meaning given to that term in subsection 6.1(u)(x) hereto;

(k)	"Closing Time" means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:00 a.m. (Vancouver Time) or such other time as may be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(l)	"Co-Lead Underwriters" means collectively, Canaccord Genuity Corp. and BMO Nesbitt Burns Inc.;

(m)	"Comfort Letter" has the meaning given to that term in subsection 6.1(u)(i) hereto;

(n)	"Commissions" means the securities regulatory authorities (other than stock exchanges) of the Qualifying Jurisdictions and "Commission" means the securities regulatory authority of a specified Qualifying Jurisdiction;

(o)	"Commitment Amount" means the Aggregate Flow-Through Subscription Price paid by the subscribers of the Flow-Through Shares and received by the Company by the Closing Date for the subscription of the Flow-Through Shares;

(p)	"Common Shares" means the no par value common shares in the authorized share structure of the Company;

(q)	"Company" means New Found Gold Corp., a company continued under the laws of the Province of British Columbia;

(r)	"Company Contracts" has the meaning given to that term in Schedule 5.1(y) hereto;

(s)	"Continuous Disclosure Materials" has the meaning given to that term in Schedule 5.1(k) hereto;

(t)	"CRA" means the Canada Revenue Agency;

(u)	"Distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(v)	"Employee Plans" means any (i) pension, retirement, deferred compensation, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Tax Act to be provided through a registered pension plan) from which present or former employees, officers and directors, individuals working on contract with the Company or individuals providing services to the Company of a kind normally performed by employees benefit or have the potential to benefit, or (ii) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any present or former employee, officer or director of the Company, as applicable, is the named insured and as to which the Company makes premium payments, whether or not the Company is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which present or former employees, officers or directors of the Company benefit or have the potential to benefit;

(w)	"Environmental Laws" has the meaning given to that term in Schedule 5.1(iii) hereto;

(x)	"Exchange" means the TSX Venture Exchange;

(y)	"Final Base Shelf Prospectus" means the final short form base shelf prospectus of the Company dated July 27, 2021, including all documentation incorporated by reference;

(z)	"Final Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Base Shelf Prospectus in each of the Qualifying Jurisdictions;

(aa)	"Financial Information" means the information under the heading "Consolidated Capitalization", incorporated by reference into the Prospectuses;

(bb)	"Financial Statements" means the Company's audited annual financial statements as at and for the years ended December 31, 2020 and 2019, comprised of the statements of financial position as at December 31, 2020 and December 31, 2019 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies, and the associated independent auditor's report, filed on April 29, 2021;

(cc)	"Flow-Through Mining Expenditure" means an expense which qualifies, once renounced by the Company pursuant to the Tax Act, as a "flow-through mining expenditure" of the purchaser of Flow-Through Shares as defined in subsection 127(9) of the Tax Act;

(dd)	"Flow-Through Shares" has the meaning given to that term on page 1 of this Agreement;

(ee)	"Flow-Through Subscription Agreements" means the subscription agreements for the Flow-Through Shares to be entered into by the Company and by the Underwriters on behalf of the purchasers of Flow-Through Shares, substantially in the form attached as Schedule "D" to this Agreement;

(ff)	"Follow-On Transaction" has the meaning given to that terms in section 4.8(a) hereto;

(gg)	"Governmental Authority" means governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions (including the Commissions), bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(hh)	"Governmental Licenses" has the meaning given to that term in Schedule 5.1(rr) hereto;

(ii)	"Hazardous Materials" has the meaning given to that term in Schedule 5.1(iii) hereto;

(jj)	"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants;

(kk)	"Indemnified Parties" has the meaning given to that term in section 12.1 hereto;

(ll)	"Intellectual Property" has the meaning given to that term in Schedule 5.1(oo) hereto;

(mm)	"Legal Opinions" has the meaning given to that term in subsection 6.1(u)(ii) hereto;

(nn)	"Lien" means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, restriction on transfer, restrictive covenant or other encumbrance of any nature, including any arrangement or condition which, in substance, secures payment or performance of an obligation, or any contract or agreement to create any of the foregoing;

(oo)	"material adverse effect" means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, property rights or assets, liabilities (contingent or otherwise) of the Company, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the Common Shares or (ii) any fact, event or change that would result in any Offering Document containing a misrepresentation;

(pp)	"material change" has the meaning given to that term in the Securities Act (Ontario);

(qq)	"material fact" has the meaning given to that term in the Securities Act (Ontario);

(rr)	"Mining Claims" has the meaning given to that term in Schedule 5.1(uu) hereto;

(ss)	"misrepresentation" has the meaning given to that term in the Securities Act (Ontario);

(tt)	"Named Executive Officers" means as of the date of this Agreement, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the Company's most recently completed financial year end;

(uu)	"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements;

(vv)	"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(ww)	"NI 44-101" has the meaning given to that term in Schedule 5.1(d) hereto;

(xx)	"NI 44-102" has the meaning given to that term in subsection 2.5(c) hereto;

(yy)	"NI 52-109" means National Instrument 52-109 – Certification of Dislcosure in Issuers' Annual and Interim Filings;

(zz)	"NP 11-202" means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(aaa)	"Offered Securities" has the meaning given to that term on page 1 of this Agreement;

(bbb)	"Offering" means the offering and sale of the Offered Securities pursuant to the terms and conditions of this Agreement;

(ccc)	"Offering Documents" means, collectively, the Prospectuses, and any Supplementary Material;

(ddd)	"Officers' Certificate" has the meaning given to that term in subsection 6.1(u)(v) hereto;

(eee)	"Option Closing" means the purchase of Additional Shares contemplated upon the exercise of the Over-Allotment Option;

(fff)	"Over-Allotment Closing Date" means, in respect of any exercise of the Over-Allotment Option, the closing date for such exercise of the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(ggg)	"Over-Allotment Option" means the option to purchase the Additional Shares granted to the Underwriters as set out on page 1 of this Agreement;

(hhh)	"Preliminary Base Shelf Prospectus" means the preliminary short form base shelf prospectus of the Company dated July 21, 2021, including all documents incorporated therein by reference;

(iii)	"Preliminary Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Base Shelf Prospectus in each of the Qualifying Jurisdictions;

(jjj)	"Prescribed Forms" means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act, filed or to be filed by the Company within the prescribed time renouncing to the purchasers of Flow-Through Shares the Qualifying Expenditures incurred pursuant to the Flow-Through Subscription Agreements and all parts or copies of such forms required by the CRA, when applicable, to be delivered to the purchasers of Flow-Through Shares;

(kkk)	"President's List Sales" has the meaning given to that term on page 2 of this Agreement;

(lll)	"Principal Business Corporation" means a "principal-business corporation" as defined in subsection 66(15) of the Tax Act;

(mmm)	"Prospectuses" means collectively the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and the Prospectus Supplement;

(nnn)	"Prospectus Supplement" means the shelf prospectus supplement of the Company to the Final Base Shelf Prospectus dated the date of this Agreement, relating to the distribution of the Offered Securities and Secondary Shares and any and all documents incorporated by reference in such shelf prospectus supplement;

(ooo)	"provide" in the context of sending or making available marketing materials to a potential investor of the Common Shares or any Additional Shares, has the meaning given to that term under the Applicable Securities Laws;

(ppp)	"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(qqq)	"Qualifying Expenditure" means an expense which is a CEE incurred on or after the Closing Date and on or before the Termination Date, which may be renounced by the Company pursuant to subsection 66(12.6) of the Tax Act, in conjunction with subsection (12.66) of the Tax Act, as necessary, with an effective date not later than December 31, 2021 and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes, and shall qualify as a Flow-Through Mining Expenditure;

(rrr)	"Qualifying Jurisdictions" means all of the provinces of Canada (other than Québec), and such other jurisdictions to which the Underwriters and the Company may agree and "Qualifying Jurisdiction" means any one of them;

(sss)	"Queensway Gold Project" means the Company's Queensway Project located in Newfoundland, Canada.

(ttt)	"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

(uuu)	"Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(vvv)	"Regulatory Authorities" means collectively the Commissions and the Exchange;

(www)	"Returns" has the meaning given to that term in Schedule 5.1(kkk) hereto;

(xxx)	"Re-Offer Price" has the meaning given to that term on page 1 of this Agreement;

(yyy)	"Rule 144A" means Rule 144A under the U.S. Securities Act;

(zzz)	"Sanctions" has the meaning given to that term in Schedule 5.1(mm);

(aaaa)	"Secondary Shares" has the meaning given to that term on page 1 of this Agreement;

(bbbb)	"SEDAR" means the System for Electronic Document Analysis and Retrieval;

(cccc)	"Standard Listing Conditions" has the meaning given to that term in subsection 6.1(y) hereto;

(dddd)	"subsidiary" has the meaning given to that term in the Business Corporations Act (British Columbia) and "subsidiaries" means more than one of them;

(eeee)	"Substituted Purchasers" has the meaning given to that term on page 2 of this Agreement;

(ffff)	"Supplementary Material" means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(gggg)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(hhhh)	"Technical Report" means that certain technical report entitled "Queensway Project, NI 43-101 Technical Report for Queensway Gold Project, Newfoundland, Canada" dated July 9, 2021, with an effective date of May 27, 2021, prepared by RSC Mining & Mineral Exploration;

(iiii)	"template version" has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

(jjjj)	"Termination Date" means December 31, 2022;

(kkkk)	"trade" has the meaning given to that term in the Securities Act (British Columbia);

(llll)	"Underwriters" has the meaning given to that term on page 1 of this Agreement;

(mmmm)	"Underwriters' Fee" has the meaning given to that term on page 2 of this Agreement;

(nnnn)	"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(oooo)	"U.S. Affiliates" means the U.S. registered broker-dealer affiliates of the Underwriters;

(pppp)	"U.S. Exchange Act" means the United States Securities and Exchange Act of 1934, as amended;

(qqqq)	"U.S. Legal Opinion" has the meaning given to that term in section 6.1(u)(iv);

(rrrr)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

(ssss)	"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the United States Securities and Exchange Commission and any applicable state securities laws.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Certain terms applicable solely to Schedule "A" are defined in Schedule "A".

1.4	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Company, or where any other reference is made herein to the "knowledge" of the Company, it shall be deemed to refer to the actual knowledge of Colin Kettel, Craig Roberts, Denis Laviolette, Greg Matheson, Michael Kanevsky and Ken Rattee, after reasonable enquiry .

2	FILING OF PROSPECTUS

2.1	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Preliminary Base Shelf Prospectus with the Commissions and has obtained Preliminary Receipt for the Preliminary Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Preliminary Base Shelf Prospectus.

2.2	The Company represents and warrants to the Underwriters that the Company has prepared and filed the Final Base Shelf Prospectus with the Commissions and has obtained a Final Receipt for the Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Final Base Shelf Prospectus.

2.3	The Company covenants with the Underwriters that it shall have, by no later than 2:00 p.m. (Vancouver time) on August 19, 2021, prepared and filed the Prospectus Supplement with the Commissions, and will promptly fulfil and comply with, to the satisfaction of the Co-Lead Underwriters, acting reasonably, Applicable Securities Laws required to be fulfilled or complied with by the Company to enable the Offered Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

2.4	The Company shall permit the Underwriters to participate fully in the preparation of, approve the form of, and review all documents incorporated by reference in, any such Prospectus Supplement (including marketing materials), and any other Ancillary Documents used in connection with the Offering and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Applicable Securities Laws. The Company shall furnish to the Underwriters all the information relating to the Company and its business and affairs as is required in connection with the Offering.

2.5	During the Distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Co-Lead Underwriters, and approve in writing, prior to such time any marketing materials that are provided to potential investors of the Offered Securities, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Applicable Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Co-Lead Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are provided to potential investors in the Offered Securities;

(c)	the Company shall file a template version of the English version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in the Offered Securities, and any comparables shall be removed from the template version in accordance with National Instrument 44-102 – Shelf Distributions ("NI 44-102") prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commissions), and the Company shall provide a copy of such filed template version to the Underwriters, as soon as practicable following such filing; and

(d)	following the approvals set forth in these subsections 2.5(a) to (c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in the Offered Securities in accordance with the Applicable Securities Laws.

2.6	The Company and each of the Underwriters, on a several basis, covenants and agrees not to provide any potential investor of the Offered Securities with any marketing materials except for marketing materials which have been approved as contemplated in section 2.5 and then only to potential investors in the Qualifying Jurisdictions.

3	OVER-ALLOTMENT OPTION

3.1	The Company hereby grants to the Underwriters the Over-Allotment Option to purchase , and to offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein.

3.2	The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in parts, from time to time, up to 30 days after the Closing Date by the Co-Lead Underwriters, on behalf of the Underwriters giving written notice to the Company by such date, specifying the number of Additional Shares to be purchased and the closing date for such exercise (the "Over-Allotment Closing Date"), which date shall be not more than three business days after the date of such notice.

3.3	Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Shares requested in the notice of exercise of the Over-Allotment Option and the Company shall proceed to hold the Option Closing in accordance with section 11.

4	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Flow-Through Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Flow-Through Shares.

4.2	The distribution of the Offered Securities and the Over-Allotment Option shall be qualified by the Prospectuses under Applicable Securities Laws. Offered Securities may be offered and sold in the United States, but only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule "A" hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which Schedule "A" forms part of this Agreement. Offered Securities may be offered and sold in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Offered Securities in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

4.3	Until the date on which the distribution of the Offered Securities is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Offered Securities, or in the event that the Offered Securities have, for any reason ceased to so qualify, to so qualify again the Offered Securities for distribution in the Qualifying Jurisdictions.

4.4	The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

4.5	Each Underwriter, or other registered dealer or broker, will deliver to the Company a Flow-Through Subscription Agreement in respect of the Flow-Through Shares purchased by purchasers, excluding the Underwriter, or other registered dealer or broker, as agent for the purchasers of Flow-Through Shares.

4.6	Each of the Underwriters acknowledges and agrees that it has the authority to execute and deliver the Flow-Through Subscription Agreements on behalf of the purchasers of Flow-Through Shares. Each of the Underwriters covenants and agrees that it will only offer and sell the Flow-Through Shares to United States persons on a private placement basis in accordance with the U.S. Securities Act. The Company and the Underwriters acknowledge and agree that, to the extent that the Underwriters purchase any of the Flow-Through Shares, any person to whom the Underwriters resell such Flow-Through Shares will not be eligible for the tax benefits available to Canadian resident purchasers under federal and provincial tax legislation.

4.7	Each Underwriter covenants, represents and warrants to the Company that it will comply, to the extent applicable to the Underwriters, with the rules and policies of the Exchange and with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

4.8	Follow-On Transactions:

(a)	The Company understands that following the Closing, the purchasers of Offered Securities may choose to dispose of some or all of the Offered Securities, including by donating such shares to one or more charities, and such charities may subsequently choose to sell such shares to third parties (the "Follow-On Transactions").

(b)	The Underwriters acknowledge that the Company has no knowledge of the Follow-On Transactions other than that they may or may not occur and that the Company will have no involvement or participation in any Follow-On Transactions, other than to register any transfer of securities required as a result, and the Company makes no representation or warranty with respect to the tax effect any Follow-On Transaction may have on the status of the Offered Securities as "flow-through shares" for the purposes of the Tax Act.

(c)	The Underwriters do not act, and will not purport to act, as agent or representative of the Company in connection with any Follow-On Transaction and services or activities, if any, performed by the Underwriters in connection with any Follow-On Transaction are excluded from this Agreement. The consideration payable to the Underwriters hereunder is for the Underwriter's services in respect of the Offering only. The parties further acknowledge that the Company is not entitled, and will not become entitled, to receive any consideration in respect of any Follow-On Transaction that might occur.

(d)	The Company shall not be liable or responsible for any breach of any covenant or representation given in this Agreement if the Flow-Through Shares are "prescribed shares" under subsection 6202.1(1) of the regulations to the Tax Act as a result of the Follow-On Transactions or any other action taken by purchasers which cause the Flow-Through Shares to be or become "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act.

5	REPRESENTATIONS AND WARRANTIES

5.1	Schedule 5.1 sets forth the representations and warranties of the Company to the Underwriters and the U.S. Affiliates, and the Company acknowledges that the Underwriters and the U.S. Affiliates are relying upon such representations and warranties in entering into this Agreement.

5.2	The representations and warranties of the Company contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the Offering in accordance with section 15.6.

5.3	Filing of the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Prospectus Supplement and any amendments thereto shall constitute a representation and warranty by the Company to the Underwriters and the U.S. Affiliates that, as at their respective dates:

(a)	the information and statements (except facts or information relating solely to the Underwriters) contained in the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Prospectus Supplement, and any amendments thereto (A) are true and correct in all material respects, (B) contain no misrepresentation and (C) constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Applicable Securities Laws;

(b)	except with respect to any facts or information relating solely to the Underwriters, each such document complies with all applicable requirements of Applicable Securities Laws in all material respects; and

(c)	the statistical and market-related data included in the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, and any amendments thereto are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects and the Company has obtained the consent to the use of such data or information from such sources to the extent required.

(d)	Such filings shall also constitute the Company's consent to the Underwriters use of the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Prospectus Supplement and any amendments thereto, the marketing materials and any amendments thereto in connection with the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with this Agreement Applicable Securities Laws.

5.4	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the Offering on the terms and conditions set forth herein.

5.5	The Underwriters hereby covenant and agree with the Company as follows:

(a)	during the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell Offered Securities to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where the Prospectuses have been filed;

(b)	the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities; and

(c)	the Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Date, but in any event no later than seven business days following the date of exercise of the entire Over-Allotment Option, if exercised. The Underwriters will notify the Company when, in the Underwriters' opinion, the Underwriters have ceased the distribution of Offered Securities, and, within thirty days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown in required by a Commission for the purpose of calculating fees payable to, or making filings with, that Commission.

5.6	The representations and warranties of the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing.

6	ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)	file with the Exchange all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchange, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchange for:

(i)	the Offering; and

(ii)	the conditional listing of the Offered Securities subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)	with respect to the filing of the Prospectus Supplement as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters' execution of the certificates attached thereto;

(c)	prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, documentation with respect to property rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of:

(i)	any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise), financial position or capital or ownership of the Company or proposed ownership of the Company (other than a change disclosed in the Prospectuses); and

(ii)	any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto; and any material fact that has arisen or been discovered and that would be required to have been disclosed in the Prospectuses or in Supplementary Material had that fact arisen or been discovered on or prior to the date of the Prospectuses or any Supplementary Material, which change or fact is, or may be, of such a nature as to render the Prospectuses or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Applicable Securities Laws, or which would result in any of such documents not complying in any material respect with any of the Applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Securities. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this subsection and, in any event, prior to making any filing;

(e)	incur Qualifying Expenditures in an amount equal to the Commitment Amount on or after the Closing Date and on or before the Termination Date in accordance with this Agreement and the Flow-Through Subscription Agreements and agrees to renounce to the purchasers of Flow-Through Shares, with an effective date no later than December 31, 2021, pursuant to subsection 66(12.6) of the Tax Act and in respect of Qualifying Expenditures incurred by the Company in 2022, in conjunction with subsection 66(12.66) of the Tax Act, Qualifying Expenditures incurred by the Company on or after the Closing Date and on or before the Termination Date, in an amount equal to the Commitment Amount;

(f)	unless required to do so pursuant to subsection 66(12.73) of the Tax Act, not reduce the amount renounced to the purchasers of Flow-Through Shares pursuant to subsection 66(12.6) of the Tax Act. If the Company receives, or becomes entitled to receive, or may reasonably be expected to receive, any assistance which is described in the definition of "assistance" in subsection 66(15) of the Tax Act and the receipt of or entitlement or reasonable expectation to receive such assistance has or will have the effect of reducing the amount of Qualifying Expenditures validly renounced to the purchasers of Flow-Through Shares, the Company will incur additional Qualifying Expenditures using funds from sources other than the Commitment Amount in an amount equal to such assistance, such that the aggregate Qualifying Expenditures renounced to the applicable purchasers of Flow-Through Shares effective no later than December 31, 2021 pursuant to the terms of this Agreement and the Flow-Through Subscription Agreements will not be less than nor exceed the Commitment Amount;

(g)	not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in an amount equal to the Commitment Amount;

(h)	if the Company does not renounce to the purchasers of Flow-Through Shares effective on or before December 31, 2021 Qualifying Expenditures equal to the Commitment Amount, indemnify and hold harmless the purchasers of Flow-Through Shares and each of the partners thereof if the purchasers of Flow-Through Shares are a partnership or a limited partnership (for the purposes of this paragraph each an "Indemnified Person") as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is determined, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of "excluded obligation" in Regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount renounced by the Company to the purchasers of Flow-Through Shares is reduced pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is determined, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of "excluded obligation" in Regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse, rights or remedies the purchasers of Flow-Through Shares may have against the Company. For certainty, the foregoing indemnity shall have no force or effect and the purchasers of Flow-Through Shares shall not have any recourse or rights of action to the extent that such indemnity would otherwise cause the Flow-Through Shares to be "prescribed shares" within the meaning of Regulation 6202.1 of the Tax Act;

(i)	file with the CRA, within the time prescribed by subsection 66(12.68) of the Tax Act, the forms prescribed for the purposes of such legislation together with a copy of the Flow-Through Subscription Agreements or any "selling instrument" contemplated by such legislation and shall forthwith following such filing provide to the purchasers of Flow-Through Shares a copy of such form certified by an officer of the Company. The Company shall timely file with the CRA and with any applicable provincial tax authority any return required to be filed under Part XII.6 of the Tax Act (or any corresponding provision of applicable provincial law) in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis;

(j)	deliver to the purchasers of Flow-Through Shares, before March 1, 2022, the relevant Prescribed Forms (including form T101), fully completed and executed, renouncing to the purchasers of Flow-Through Shares, Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2021, and such delivery shall constitute the authorization of the Company to the purchasers of Flow-Through Shares to file such Prescribed Forms with the relevant taxation authorities;

(k)	the Company shall incur and renounce Qualifying Expenditures pursuant to the Flow-Through Subscription Agreement and all other agreements with other persons providing for the issue of shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act entered into by the Company on the Closing Date (collectively, the "Other Agreements") before incurring and renouncing CEE pursuant to any other agreement which the Company may subsequently enter into after the Closing Date with any Person with respect to the issue of flow-through shares. If the Company is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to the purchasers of Flow-Through Shares pursuant to the Flow-Through Subscription Agreement and unless the purchasers adversely affected and otherwise agrees, the reduction shall be made pro rata by the Commitment Amount of the purchaser of Shares in relation to the aggregate Commitment Amount under this Subscription Agreement and the Other Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons (other than the purchasers of Shares) under any agreements relating to shares which are "flow-through shares" as defined in subsection 66(15) of the Tax Act entered into after the Closing Date;

(l)	upon the Company becoming aware of the fact that an amount purportedly renounced pursuant to the Flow-Through Subscription Agreements exceeds the amount that it is entitled to renounce under the Tax Act, notify the purchasers of Flow-Through Shares and comply with subsection 66(12.73) of the Tax Act, including the filing with the CRA of the statements contemplated therein, a copy of which will be sent concurrently to the purchasers of Flow-Through Shares;

(m)	not enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the purchasers of Flow-Through Shares in the amount of the Commitment Amount;

(n)	maintain proper, complete and accurate accounting books and records relating to the Commitment Amount, the Qualifying Expenditures, the amounts renounced to the purchasers of Flow-Through Shares under this Agreement and the Flow-Through Subscription Agreements and all transactions relating to the Qualifying Expenditures. The Company shall retain all such books and records as may be required to support the renunciation of Qualifying Expenditures contemplated by this Agreement and the Flow-Through Subscription Agreements and, upon reasonable notice, shall make such books and records available for inspection and audit by or on behalf of the purchasers of Flow-Through Shares, at the purchaser of such Flow-Through Shares' sole expense;

(o)	deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (u) below;

(p)	cause commercial copies of the Prospectus Supplement (including the Final Base Shelf Prospectus) and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request, as soon as possible after the filing of the Prospectus Supplement, but in any event on or before noon (Toronto time) on the day after the filing thereof, as applicable, and such delivery will constitute the Company's consent to the Underwriters' use of such documents in connection with the Offering;

(q)	by the act of having the Prospectus Supplement (including the Final Base Shelf Prospectus) and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing expressly for inclusion in Prospectuses) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, the Flow-Through Shares, the Over-Allotment Option and the Additional Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(r)	prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Offered Securities to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(s)	use its best efforts to maintain its status as a "reporting issuer" or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(t)	use its commercially reasonable best efforts to maintain the listing of its Common Shares on the Exchange for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(u)	deliver to the Underwriters and their legal counsel, as applicable:

(i)	at the time of execution of the Prospectus Supplement by the Underwriters, a long form Comfort Letter (the "Comfort Letter") from the Company's auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Prospectus Supplement and based on procedures performed within two business days of the Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Prospectus Supplement and to such other matters as the Underwriters may reasonably require;

(ii)	at the Closing Time, such legal opinions (the "Legal Opinions") of the Company's legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule "B" and to such other matters as the Underwriters may reasonably require (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia, Alberta, Ontario and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company) relating to the Prospectus Supplement, the trade and distribution of the Flow-Through Shares and the Additional Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(iii)	at the Closing Time, favourable legal opinions (in customary form) dated as of the Closing Date from counsel to the Company as to title matters in respect of the Queensway Gold Project, in form and substance acceptable to the Agents, acting reasonably.

(iv)	at the Closing Time, if any Offered Securities are being sold in the United States in accordance with Schedule "A" hereto, a legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale or distribution of such Offered Securities is not required to be registered under the U.S. Securities Act (the "U.S. Legal Opinion");

(v)	at the Closing Time, a certificate (the "Officers' Certificate") of the Company signed by its Chief Executive Officer and Chief Financial Officer addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)	the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale or distribution of the Offered Securities or any of the Company's issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)	the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)	all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vi)	the Underwriters having received certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale or distribution of the Flow-Through Securities, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Securities on the Exchange and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(vii)	at the Closing Time, a certificate of status (or equivalent) for the Company dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(viii)	at the Closing Time, a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Share issued and outstanding on the date prior to the Closing Date;

(ix)	at the Closing Time, a Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) business days prior to the Closing Date, the information contained in the Comfort Letter; and

(x)	at the Closing Time, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in an offering of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(v)	from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(w)	during the period commencing on the Closing Date and ending on the date which is 90 days after the Closing Date, not, without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld, directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (except in conjunction with (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty, the sale of any Common Shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities; and (iii) any obligations In respect of existing agreements) or enter into any agreement or arrangement under which you acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so;

(x)	cause each of its directors and executive officers, along with Palisades Goldcorp Ltd. to enter into lock-up agreements in form and substance satisfactory to the Co-Lead Underwriters evidencing their agreement to not, without the prior written consent of the Co-Lead Underwriters (which consent will not be unreasonably withheld), directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise:

(i)	in the case of each of the Directors and Officers of the Company other than Palisades Goldcorp Ltd. and Denis Laviolette, for a period of 90 days from the Closing Date;

(ii)	in the case of Palisades Goldcorp Ltd., for a period of 90 days from the Closing Date provided that such restriction shall not apply to (A) 1/3 of Common Shares held directly or indirectly by Palisades Goldcorp Ltd. after 30 days following the Closing Date, and (B) an additional 1/3 of the Common Shares held directly or indirectly by Palisades Goldcorp Ltd. after 60 days following the Closing Date; and

(iii)	in the case of Denis Laviolette, for a period of 90 days from the Closing Date provided that this restriction shall not apply to 225,000 Common Shares held directly or indirectly by Denis Laviolette;

other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company;

(y)	prior to the Closing Time, provide evidence satisfactory to the Underwriters of the conditional approval of the Exchange of the listing and posting for trading on the Exchange of the Offered Securities, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchange in similar circumstances (the "Standard Listing Conditions");

(z)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Base Shelf Prospectus or the Final Base Shelf Prospectus; (ii) the suspension of the qualification of the Offered Securities or Over-Allotment Option for offering, sale or distribution in any of the Qualifying Jurisdictions, or, with respect to the Flow-Through Shares or Additional Shares the United States; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Prospectuses or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(aa)	not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters' prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(bb)	promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(cc)	during the period commencing on the date hereof and until completion of the distribution of any Additional Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters' counsel prior to issuance, provided that any such review will be completed in a timely manner;

(dd)	forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect; and

(ee)	use the net proceeds of the Offering substantially in the manner set out in the Prospectus Supplement under the heading "Use of Proceeds".

7	UNDERWRITERS' FEES AND EXPENSES

7.1	In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters' Fee.

7.2	Whether or not the purchase and sale of the Offered Securities shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Securities and of or incidental to all matters in connection with the Offering shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the "out-of-pocket" expenses of the Underwriters and the fees and disbursements of Underwriters' legal counsel up to a maximum of $125,000, excluding taxes and disbursements.

7.3	All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment. If the Company is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, the Company shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from the Company after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement. If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and the Company shall pay the Underwriters such tax.

8	UNDERWRITING PERCENTAGES

8.1	The obligations of the Underwriters hereunder, including the obligation to purchase the Flow-Through Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Offered Securities set out opposite the name of each Underwriter below:

Canaccord Genuity Corp.	40.0%
BMO Nesbitt Burns Inc.	40.0%
CIBC World Markets Inc.	8.0%
Desjardins Securities Inc.	6.0%
Clarus Securities Inc.	6.0%
100%

8.2	In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Securities as provided in section 8.1 (a "Defaulting Underwriter") and the percentage of Offered Securities that has not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Offered Securities, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Offered Securities that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Offered Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Offered Securities, as applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised fully, the other Underwriters that are not in default shall not be obligated to purchase any of the Offered Securities in respect of which there has been a default and each such Underwriter shall have the right to either (i) terminate its obligations under this Agreement or (ii) proceed with the purchase of its percentage of Offered Securities as provided in section 8.1 and, in such case, the Company, shall sell such Offered Securities to the Underwriters in accordance with the terms of this Agreement. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Flow-Through Shares. Nothing in this section shall relieve from liability to the Company any Underwriter which shall be so in default.

9	CONDITIONS PRECEDENT

9.1	The following are conditions to the obligations of the Underwriters to complete the Offering as contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)	all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses, to obtain the requisite approval of the Exchange to the Offering and to validly offer, sell and distribute the Offered Securities, grant the Over-Allotment Option, and distribute the Additional Shares;

(b)	there shall be no requirement under applicable law and no requirement imposed on the Company by the Regulatory Authorities to obtain, nor shall the Company voluntarily seek, shareholder approval of the Offering or of the issuance of the Offered Securities;

(c)	the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses to permit the Company to complete its obligations hereunder;

(d)	the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer's Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e)	the Company shall have accepted the duly and fully completed Flow-Through Subscription Agreements with the subscribers of Flow-Through Shares and, unless the Company reasonably believes it would be unlawful or contrary to Applicable Securities Laws to do so, have accepted each duly executed Flow-Through Subscription Agreement accompanied by the required subscription funds submitted to the Company as contemplated by the Offering;

(f)	if applicable, the Underwriters shall be satisfied in their sole discretion that an equivalent number of Secondary Shares will be delivered to or at the direction of the Underwriters by or on behalf of the registered charitable organizations in a form satisfactory to the Underwriters, with such delivery to occur immediately following the delivery of the Flow-Through Shares to the purchasers thereof at the Closing Time and the donation of such Flow-Through Shares by such purchasers to charitable organizations immediately thereafter;

(g)	no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors or officers of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(h)	as of the Closing Time, there shall be: (i) no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Offered Securities that have not been made publicly available as required; (ii) no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; and (iii) no contracts, documents or other materials required to be described or referred to in the Prospectuses that are not described or referred to as required and delivered to the Underwriters;

(i)	the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(j)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(k)	the Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require and as are customary in an offering of this nature;

(l)	except as disclosed in the Continuous Disclosure Materials, there shall not have occurred since July 31, 2020 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position or capital of the Company;

(m)	the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Company not generally known to the public which should have been previously disclosed pursuant to Applicable Securities Laws;

(n)	the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Offered Securities on the Exchange as required to be provided prior to the Closing Time; and

(o)	the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time in all material respects (except for those representations and warranties which are qualified by materiality which must be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time.

10	CLOSING

10.1	The Company and the Underwriters shall cause the Closing to occur on August 24, 2021 or such other date as may be agreed by the Company and the Underwriters in writing (the "Closing Date"). The closing of the Offering under this Agreement (the "Closing") shall be completed at the Vancouver offices of Blake, Cassels & Graydon LLP, legal counsel to the Company.

10.2	On the Closing, the Company shall issue and deliver to the Underwriters:

(a)	one or more global certificates (in physical or electronic form as the Co-Lead Underwriters may advise) representing the Flow-Through Shares in the names and denominations reasonably requested by the Underwriter; provided that separate certificates may be issued to or in respect of each Qualified Institutional Buyer in the United States, if any, that is purchasing Flow-Through Shares at the Closing or Additional Shares at the Option Closing, registered in the name of such Qualified Institutional Buyer or its nominee or as otherwise directed by the Co-Lead Underwriters; and

(b)	the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(u) as the Underwriters may request.

10.3	If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time, on the Closing the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of $50,002,100. The Company shall then pay to the Underwriters by wire transfer of immediately available funds, an amount equal to (i) the Underwriters' Fee and, (ii) any costs and expenses owing to the Underwriter pursuant to section 7.2.

11	OPTION CLOSING

11.1	In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Co-Lead Underwriters advise the Company the certificates (in physical or electronic form as the Co-Lead Underwriters may advise in the notice) representing the Additional Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2	The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3	At the Option Closing, the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(u) as the Underwriters may request.

11.4	If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company by wire transfer the gross proceeds of the sale of the Additional Shares, less (i) the Underwriters' Fee and (ii) if so desired by Co-Lead Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.2.

11.5	The Company and Underwriters agree that the Over-Allotment Option Closing Date may occur on the same date as the Closing Date, subject to the Company's prior receipt of the notice in accordance with the Over- Allotment Option.

12	INDEMNITY

12.1	The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, advisors and agents (as applicable) (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than loss of profit in connection with the distribution of the Flow-Through Shares), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses incurred by any Indemnified Party in connection with investigating or defending any of the foregoing on a solicitor and own client basis (collectively, a "Claim") caused by or arising directly or indirectly by reason of:

(a)	any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectuses or the U.S. Memorandum) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)	the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)	any material breach by the Company of, or default under, any representation, covenant or agreement of the Company in this Agreement or any other document delivered pursuant to this Agreement or under Applicable Securities Laws or the failure by the Company to comply with its obligation under the Underwriting Agreement or Applicable Securities Laws;

(d)	the Company not complying prior to the completion of the distribution of the Offered Securities with any material requirement of any Applicable Securities Laws or other applicable securities legislation of any jurisdiction, including the Company's non-compliance with any statutory requirement to make any document available for inspection;

(e)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange (including the Exchange) or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in any of the Prospectuses and any amendments thereto required to be filed, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares in the Provinces of Canada;

and shall reimburse the Indemnified Parties promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Company agrees that, if and to the extent that a court of competent jurisdiction, in a final non-appealable judgement in a proceeding in which the Indemnified Party is named as a party, determines that a Claim was caused by or resulted from an Indemnified Party's negligence, fraudulent act or wilful misconduct, this indemnity shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall reimburse any funds advanced by the Company to the Indemnified Party pursuant to this indemnity in respect of such Claim.

12.2	If any Claim contemplated by this section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible and in any event on a timely basis, of the nature of such claim, and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld or delayed.

12.3	An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)	the Company and the Indemnified Party mutually agree to retain such other counsel the employment of that counsel has been authorized in writing by the Company; or

(b)	the named parties to any such claim (including any third or implicated party) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

In each of the cases set out in subsections 12.3(a) or (b) the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties; provided that no Indemnified Party shall be entitled to have more than one law firm in any jurisdiction on a solicitor and own client basis.

12.4	The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Indemnified Parties are a party to such claim,action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding.

12.5	Notwithstanding the foregoing, the Indemnified Party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

12.6	The Company hereby acknowledges and agrees that, with respect to this section 12, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates' directors, officers, employees, partners, shareholders, advisers and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this section 12 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.7	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this section 12 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses (other than loss of profits in connection with the distribution of the Flow-Through Shares), costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand (being the proceeds of the Offering net of the Underwriters' Fee but before deducting expenses) and the Underwriters (being the Underwriters' Fee) on the other from the offering of the Flow-Through Shares and the Additional Shares, if any; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters' Fee or any portion thereof actually received.

The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this section 12 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to this section 12. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

13	TERMINATION OF AGREEMENT

13.1	Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate in accordance with section 13.2 its obligation to purchase the Offered Securities by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood each Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

13.2	In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall have the right to terminate its obligations under this Agreement including its obligation to purchase Offered Securities upon delivery of written notice to the Company at any time up to the Closing of the Offering if:

(a)	there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus Supplement, or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any one of them), has or would reasonably be expected to result in a material adverse change in relation to the Company and have a significant adverse effect on the market price or value of the Flow-Through Shares; or

(b)	(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence, including by way of COVID-19 only to the extent that there are material adverse developments related thereto after the date hereof, or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), significantly and adversely affects or would reasonably be expected to significantly and adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the Exchange) or the Commissions which involves a finding of wrong-doing that significantly and adversely affects or would reasonably be expected to significantly and adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Flow-Through Shares or any other securities of the Company is made or threatened by the Commissions; or

(c)	the Company is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any material representation or warranty given by the Company in this Agreement becomes or is false and cannot be cured prior to the Closing Date.

13.3	The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over- Allotment Closing Date (as the case may be).

13.4	The rights of termination contained in this section 13 may be exercised by any Underwriters giving written notice thereof to the Company and the Co-Lead Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5	If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Company's liabilities to the Underwriter shall be limited to the Company's obligations under subsection 6.1(z), section 7, section 12 and section 13.

14	RELATIONSHIP WITH THE TMX GROUP LIMITED

14.1	The Company hereby acknowledges that certain of the Underwriters or their affiliates may own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

15	GENERAL

15.1	Any notice to be given hereunder shall be in writing and may be given by electronic delivery or by hand delivery and shall, in the case of notice to the Company, be addressed and delivered electronically or by hand to:

New Found Gold Corp.

Suite 1430, 800 West Pender Street,

 Vancouver, British Columbia, V6C 2V6

Attention: Chief Executive Officer

E-mail: [Redacted]

with a copy (which shall not constitute notice) sent to:

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, British Columbia, V7X 1L3

Attention: Bob Wooder

E-mail: [Redacted]

and in the case of the Underwriters, be addressed and delivered to each of:

If to Canaccord Genuity Corp., addressed and sent to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention: Tom Jakubowski

E-mail: [Redacted]

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.

100 King Street West, 4th Floor

Toronto, Ontario M5X 1H3

Attention: Carter Hohmann

E-mail: [Redacted]

If to CIBC World Markets Inc., addressed and sent to:

CIBC World Markets Inc.

161 Bay Street, 7th Floor

Toronto, Ontario M5J 2S8

Attention: Steven Reid

E-mail: [Redacted]

If to Desjardins Securities Inc., addressed and sent to:

Desjardins Securities Inc.

25 York Street, Suite 1000

Toronto, Ontario M5J 2V5

Attention: Maciej Pach

E-mail: [Redacted]

If to Clarus Securities Inc., addressed and sent to:

130 King Street West, Suite 3640

Toronto, ON M5X 1A9

Attention: Robert Orviss

E-mail: [Redacted]

with a copy (which shall not constitute notice) sent to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Tim McCormick

E-mail: [Redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

15.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement.

15.3	The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party's rights or privileges in the event of a further default or failure of performance.

15.4	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the "bought deal" bid letter dated August 17, 2021.

15.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

15.6	Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Flow-Through Shares and any Additional Shares and shall continue in full force and effect, regardless of the closing of the sale of Flow-Through Shares and any Additional Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law. For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

15.7	The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Flow-Through Shares contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Flow-Through Shares, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the Offering or any matters leading up to the Offering, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to the Offering and that any opinions or views expressed by the Underwriters to the Company regarding the Offering, including, but not limited to, any opinions or views with respect to the price or market for the Flow-Through Shares, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with Offering or any matters leading up to the Offering.

15.8	The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice, waiver or extension given hereunder by the Co-Lead Underwriters or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters with respect to all matters contained herein, except in respect of any waiver of a condition of closing contained in section 9, which waiver must be signed by all the Underwriters; any extension of any time requirement contained herein, which extension must be signed by all the Underwriters; any consent to a settlement pursuant to section 12, which consent shall be given by the Indemnified Party; a notice of termination pursuant to section 13, which notice may be given by any of the Underwriters exercising such right; or any waiver pursuant to section 13.1, which waiver must be signed by all the Underwriters. The Co-Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

15.9	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

15.10	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

15.11	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

15.12	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

15.13	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

15.14	The parties may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, portable document format ("pdf") or other electronic means all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

15.15	The Underwriters hereby acknowledge that they have consented that this Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière à notre achat soient rédigés en anglais seulement.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD GENUITY CORP.

By:	(Signed) "Tom Jakubowski"
Name: Tom Jakubowski
Title: Managing Director, Global Head of Metals & Mining, Investment Banking

BMO NESBITT BURNS INC.

By:	(Signed) "Carter Hohmann"
Name: Carter Hohmann
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	(Signed) "Steven Reid"
Name: Steven Reid
Title: Managing Director

DESJARDINS SECURITIES INC.

By:	(Signed) "Maciej Pach"
Name: Maciej Pach
Title: Managing Director

CLARUS SECURITIES INC.

By:	(Signed) "Robert J.B. Orviss"
Name: Robert J.B. Orviss
Title: Managing Director

The foregoing is accepted and agreed to, effective as of the date appearing on the first page of this Agreement.

NEW FOUND GOLD CORP.

By:	(Signed) "Craig Roberts"
Name: Craig Roberts
Title: Chief Executive Officer and Director

“A” - 1

SCHEDULE 5.1

REPRESENTATIONS AND WARRANTIES

(a)          the Company is a duly incorporated company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)          the Company has no subsidiaries or affiliates;

(c)          the Company owns 6,645,000 common shares of Novo Resources Corp., 12,555,556 common shares Labrador Gold Corp. and 13,229,466 common shares of Exploits Discovery Corp., free and clear of any Lien. The Company has no other direct or indirect material investment or proposed material investment in any person

(d)          the Company (i) is a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the provinces of Canada (other than Quebec), (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and (iii) is eligible to file with each of the Qualifying Jurisdictions a prospectus in the form of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions ("NI 44-101") and a short form prospectus in the form of a base shelf prospectus under National Instrument 44-102 – Shelf Distributions ("NI 44-102"), and to otherwise avail itself of the Final Base Shelf Procedures with respect to the distribution of the Offered Shares and any Additional Shares;

(e)          the Final Base Shelf Prospectus complies with, and the Prospectus Supplement and Supplementary Material will, as of their respective dates, comply with, all applicable requirements of Applicable Securities Laws, including NI 44-101 and NI 44-102;

(f)          the Final Base Shelf Prospectus and, prior thereto, a Preliminary Base Shelf Prospectus regarding the issue and sale of the Offered Securities, have been filed with each of the Commissions, and receipts therefor have been issued by or on behalf of each of the Commissions, which receipts continue to be effective;

(g)          the Common Shares are listed for trading on the Exchange and the Company is not in default of any of the listing requirements of the Exchange applicable to the Company;

(h)          at the date hereof, the authorized share structure of the Company consists of an unlimited number of Common Shares of which, as of the date of this Agreement, 153,652,528 Common Shares were issued and outstanding as fully paid and non-assessable shares in the authorized share structure of the Company;

(i)           at the date hereof, there are 14,465,250 stock options of the Company issued and outstanding, each exercisable to acquire one common share of the Company. At the Closing Time, there will be (i) 14,465,250 stock options of the Company issued and outstanding, each exercisable to acquire one common share of the Company;

(j)           at the date hereof, there are 73,585 common share purchase warrants of the Company issued and outstanding, each exercisable to acquire one common share of the Company. At the Closing Time, there will be (i) 73,585 common share purchase warrants of the Company issued and outstanding, each exercisable to acquire one common share of the Company

(k)          all documents previously published or filed by the Company with the Regulatory Authorities (the "Continuous Disclosure Materials") on or after July 31, 2020 contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed under Applicable Securities Laws;

5.1 - 1

(l)           all of the material transactions of the Company have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation;

(m)         the Company has the requisite corporate power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder;

(n)          this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(o)          the rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company will, at the Closing Time, conform in all material respects to the description thereof contained in the Prospectuses;

(p)          the Financial Statements incorporated by reference into the Prospectuses have been prepared in conformity with IFRS, consistently applied throughout the periods involved, and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws. Such Financial Statements present fairly in all material respects the financial position, financial performance and cash flows of the Company as at the dates and for the periods of such Financial Statements. The other Financial Information included in the Prospectuses presents fairly in all material respects the information shown therein and, other than those aspects of the non-IFRS measures and industry metrics that are not derived from the Financial Statements, has been compiled on a basis consistent with that of the Financial Statements;

(q)          no forecast, budget or projection provided by or on behalf of the Company to the Underwriters contains any misrepresentation and such forecasts, budgets and projections were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business;

(r)           all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and Employee Plans payments of the Company have been recorded in conformity, in all material respects, with IFRS and comply in all material respects as to form with the applicable accounting requirements of Applicable Securities Laws, and are reflected on the books and records of the Company. There are no outstanding violations or defaults under the Company's Employee Plans nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Company's Employee Plans that would, individually or in the aggregate, have a material adverse effect. The execution, delivery and performance of this Agreement by the Company will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled;

(s)          except as disclosed in the Prospectuses (including the Financial Statements and other documents incorporated by reference therein), the Company does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Company;

(t)           the Company does not have, or on the Closing Date will not have, incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Prospectuses (including the incorporated by reference therein); or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a material adverse effect;

5.1 - 2

(u)          except as disclosed in the Prospectuses (including the documents incorporated by reference therein), since March 31, 2021, (i) there has not been any change in the share capital, long-term debt, financial condition or operations of the Company other than changes in the ordinary course of business or as disclosed in the Prospectuses; (ii) the business of the Company has been carried on in the ordinary course; (iii) none of the property or assets of the Company has been transferred, assigned, sold, distributed, distributed by way of dividend or otherwise disposed of other than in the ordinary course of business; and (iv) the Company has not cancelled any debts or entitlements other than in the ordinary course of business;

(v)          to the knowledge of the Company, Crowe Mackay LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, and Applicable Securities Laws, and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with such auditors with respect to audits of the Company;

(w)         the Company has established and maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by it under Applicable Securities Laws will be recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws. Such disclosure controls and procedures will include controls and procedures designed to ensure that information required to be disclosed will be accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, as appropriate to allow timely decisions regarding required disclosure and to the knowledge of the Company such disclosure controls and procedures are and will be effective;

(x)          the Company has established and maintains a system of internal accounting controls and internal control over financial reporting which is designed to be effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As of the date hereof, the Company has no knowledge of any "material weaknesses" in its internal control over financial reporting (as defined in NI 52-109);

(y)          except as disclosed in the Prospectuses (including the documents incorporated by reference therein), the Company is not in material violation or material default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder and thereunder, result in any material breach or material violation of, or be in conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Lien upon any property or assets of the Company pursuant to (i) any term or provision of the constating documents of the Company or any resolution of the directors or shareholders of the Company; (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or licence to which the Company is a party or bound or to which any of the business, operations, property or assets of the Company is subject (collectively "Company Contracts"); or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or its business, operations or assets, of any court, Governmental Authority, arbitrator, Commission or other authority having jurisdiction over the Company;

(z)          there are no business relationships, related-party transactions or off-balance sheet transactions involving the Company or any other person required to be described in the Prospectuses (including the documents incorporated by reference therein) which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Prospectuses under Applicable Securities Laws which have not been described therein;

(aa)        all material Company Contracts have been made available to the Underwriters in the Company's data room, and all material Company Contracts are valid and binding obligations of the Company and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Company Contracts; (ii) the Company has no knowledge of any default by the other parties to each material Company Contract; and (iii) the Company has not waived any material rights under any material Company Contract;

5.1 - 3

(bb)       there is no requirement to obtain a consent, approval or waiver of a party under any Company Contract in respect of any of the transactions contemplated by this Agreement, other than such consents, approvals and waivers as have been obtained by the Company as at the date hereof;

(cc)       no Commission, stock exchange (including the Exchange) or comparable authority has issued any order preventing or suspending the use of the Prospectuses, or any amendment thereto, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened;

(dd)      Computershare Investor Services Inc. is duly appointed as registrar and transfer agent for the common shares;

(ee)       except as described in the Prospectuses, there is no litigation, arbitration or governmental or other proceeding, suit or investigation at law or in equity before any court or arbitrator or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company which is material or which would adversely affect the consummation of the transactions contemplated by this Agreement in any material respect or the performance by the Company of its obligations hereunder;

(ff)        (i) the Company is in compliance in all material respects with the provisions of applicable federal, provincial, state, local and foreign laws and regulations respecting employment; (ii) no labour dispute with the employees of the Company exists or is pending or, to the knowledge of the Company, threatened or imminent, and the Company has no knowledge of any existing or imminent labour disturbance by the employees of the Company principal suppliers and contractors, which in either case, may have or result, individually or in the aggregate, in a material adverse effect; (iii) the labour relations of the Company are satisfactory; and (iv) no collective agreement or collective bargaining agreement or modification thereof has expired and none is currently being negotiated by the Company;

(gg)       no supplier of the Company has notified the Company in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course;

(hh)       the Company has obtained and maintains in good standing all approvals and exemptions necessary for the operation of its business under applicable laws, except where the failure to obtain or maintain such approvals and exemptions would not have a material adverse effect;

(ii)         except as described in the Prospectuses (including the documents incorporated by reference therein), there are no bonuses, distributions or salary payments which will be payable, outside the ordinary course of business by the Company, to any executive officer or director of the Company after the Closing Date relating to their employment with, or services rendered to, the Company prior to the Closing Date;

(jj)         other than usual and customary health and related benefit plans for employees, the Prospectuses disclose to the extent required by Applicable Securities Laws each Employee Plan, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(kk)       (i) there are no workers' compensation claims pending against the Company; and (ii) to the knowledge of the Company (A) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) has any plans to terminate his or her employment, (B) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company's business, and (C) none of the executive officers of the Company described in the Prospectuses (including the documents incorporated by reference therein) or any other employee or former employee of the Company has any claim with respect to any Intellectual Property rights of the Company;

5.1 - 4

(ll)         (i) to the knowledge of the Company, the Company has not, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property of the Company or other unlawful expense relating to political activity to any official, employee or agent of any Governmental Authority or (B) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), or Title 18 United States Code Section 1956 and 1957 (U.S.), or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company and its respective operations, and the Company has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such laws; and (ii) the operations of the Company are and have been conducted at all times in compliance, in all material respects, with such laws and no suit, action or proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to such legislation is in progress, pending or, to the knowledge of the Company, threatened;

(mm)     the Company, or, to the knowledge of the Company, any director, officer, employee, agent or affiliate of the Company, is not (i) currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or other relevant sanctions authority (collectively, "Sanctions"), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria); and the Company will not, directly or indirectly, use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person, for the purpose of financing the activities of any person currently subject to any Sanctions;

(nn)      The operations of the Company is and has been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Company or the Subsidiary with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Company, threatened;

(oo)      (i) the Company, owns or has the right to use all patents, patent rights, licences, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade-marks, service marks, trade names and other intellectual property (collectively, "Intellectual Property") and all technology used or held for use in the conduct of the business now operated by the Company without any conflict with or infringement upon the rights of others, in each case with such exceptions as would not, individually or in the aggregate, result in a material adverse effect and subject to limitations contained in any applicable license agreement; (ii) to the knowledge of the Company, there is no material infringement by third parties of such Intellectual Property; and (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company's rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company, and the Company has no knowledge of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim in each case, except as would not, individually or in the aggregate, result in a material adverse effect;

5.1 - 5

(pp)       the Company has not taken, nor will the Company take, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities;

(qq)       no approval, authorization, consent, permit, qualification, license, decree or order from, and no filing, registration or recording with, any Governmental Authority having jurisdiction over the Company is required for the performance by the Company of its obligations under this Agreement, the issuance and sale of the Offered Securities hereunder or the transactions contemplated by this Agreement, except as have been or will be obtained or made prior to the Closing Time;

(rr)         the Company possesses all permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to hold such Governmental Licenses would not, individually or in the aggregate, result in a material adverse effect. The Company is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, result in a material adverse effect;

(ss)       All of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company, and under which the Company has an interest as described in the Prospectuses (including any documents incorporated by reference therein), are in full force and effect, and the Company has not received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Prospectuses (including any documents incorporated by reference therein).

(tt)         The Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof. The assumptions contained in the Technical Report are reasonable in the circumstances.

(uu)       The material mining licenses, claims, concessions, exploration, extraction and other mineral property rights that are set forth in Schedule "C" ("Mining Claims"), is a complete and accurate list of all such rights held by the Company to the Queensway Gold Project. All assessments or other work required to be performed in relation to such Mining Claims in order to maintain the interests of the Company therein have been performed to date and the Company has complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with all legal or contractual obligations to third parties in this regard. All Mining Claims of the Company are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as set out in the Prospectuses and the Continuous Disclosure Materials. Except as set out in the Prospectuses (including any documents incorporated by reference therein), no other property rights are necessary for the current conduct of the Company's business and there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such property rights except as required by applicable law. Except as disclosed in the Prospectuses (including any documents incorporated by reference therein), (i) the Company is the owner of Mining Claims necessary to carry on its current exploration activities at the Queensway Gold Project, but not proposed mining operations; and (ii) Mining Claims held by the Company cover the properties required by the Company for such purposes as contemplated by the Technical Report.

(vv)       The Queensway Gold Project is the only property that is material to the Company.

(ww)     The information set forth in the Offering Documents relating to the Queensway Gold Project has been reviewed and verified by the author described under the heading "Interests of Experts" in the Final Base Shelf Prospectus and the Prospectus Supplement and, in all cases, the information has been prepared in accordance with Canadian industry standards set forth in NI 43-101. Furthermore, no material information was withheld from the author of the Technical Report for the purposes of preparing that report. All statements of fact relating to the Company and its activities contained in the Technical Report is true and accurate as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading;

5.1 - 6

(xx)        The Company is in compliance with the provisions of NI 43-101 in all material respects and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101;

(yy)       the Technical Report was prepared in accordance with NI 43-101 and is accurate in all material respects, does not contain a misrepresentation and fairly represents the status of the exploration activities for the Queensway Gold Project;

(zz)        The Company has all necessary surface rights, access rights and other necessary rights and interests relating to the Queensway Gold Project granting, to the extent applicable, the Company the right and ability to explore for the natural resources located thereon, including minerals, as are appropriate in view of the rights and interest therein of the Company, with only such exceptions as do not materially interfere with the use made by the Company of the rights or interest so held; the Company does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights related to the Queensway Gold Project other than, in all such cases, as disclosed in the Prospectuses (including any documents incorporated by reference therein);

(aaa)     To the knowledge of the Company, the Company is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws that could reasonably be expected to have a material adverse effect;

(bbb)    To the knowledge of the Company, all activities on the properties of the Company have been conducted in all material respects in accordance with good engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company;

(ccc)     To the knowledge of the Company, there are no claims or actions with respect to aboriginal or native rights currently threatened or pending in respect of the Queensway Gold Project that would have a material adverse effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Queensway Gold Project, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon, other than claims, actions or disputes that would not have a material adverse effect on the Company.

(ddd)    To the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Company Projects in a manner that would have a material impact on the Company.

(eee)     Except as described or disclosed in the Prospectuses (including any documents incorporated by reference therein), none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company;

(fff)       to the knowledge of the Company, none of the Company's directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the Exchange);

5.1 - 7

(ggg)    except as described in the Prospectuses (including any documents incorporated by reference therein), no director or officer of, or any other person not dealing at arm's length with the Company, will continue after Closing to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or have any material indebtedness, liability or obligation to, the Company;

(hhh)    except as described in the Prospectuses (including any documents incorporated by reference therein), the Company is not a party to or bound by, and none of the business, operations, property or assets of the Company is subject to, any material non-arm's length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm's length;

(iii)        except as described in the Prospectuses (including any documents incorporated by reference therein)and subject to applicable law, (i) the Company is not currently, and will not be following the Closing, prohibited directly or indirectly, from paying any dividends or from making any other distributions on its share capital;

(jjj)        except as described in the Prospectuses (including any documents incorporated by reference therein): (i) the Company is not in any material respect in violation of any currently applicable federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance or code relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Company has all material permits, authorizations and approvals required under any applicable Environmental Laws to conduct the business now operated by it and is in compliance, in all material respects, with the requirements of such permits, authorizations and approvals; (iii) there are no pending material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company; and (iv) the Company has not received any written notice within the past five years alleging in any manner that it is responsible, or potentially responsible for any Release of Hazardous Materials, any penalties or liabilities arising under any Environmental Laws or any violation of Environmental Laws. To the knowledge of the Company, there are no material costs or liabilities associated with the Company's compliance with Environmental Laws;

(kkk)     the Company has (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, elections and statements ("Returns") required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization and all such Returns have, in all material respects, been prepared in accordance with the provisions of all applicable legislation and are true, correct and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf), all governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year); and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges;

(lll)        except as described in the Prospectuses (including any documents incorporated by reference therein), the Company has not been notified of, nor is it a party to, any shareholders' agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company;

(mmm)  there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Applicable Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the Offering;

5.1 - 8

(nnn)    the Common Shares (including all of the Offered Securities) are conditionally approved for listing and trading on the Exchange, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letter of the Exchange regarding the listing and posting on the Exchange of the Offered Securities, a copy of which has been provided to the Underwriters;

(ooo)    no order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Offered Securities or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any of the Applicable Securities Laws;

(ppp)    policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Company in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged, and such policies of insurance will, on and after the Closing Date, be maintained for the benefit of the Company. All such policies of insurance are in full force and effect and no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy, there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and the Company has no knowledge that it will not be able to renew the Company's existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. The Company has not been denied any insurance coverage which it has sought or for which it has applied;

(qqq)    copies of the minute books and records of the Company have been made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the Offering constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted;

(rrr)       except as contemplated hereby, there is no person acting at the request of the Company who is entitled to any brokerage or agency fee in connection with the sale of the Offered Securities contemplated herein;

(sss)     no acquisition has been made by the Company during its three most recently completed fiscal years that would be a "significant acquisition" for the purposes of Applicable Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Final Base Shelf, would be a "significant acquisition" for the purposes of Applicable Securities Laws, in each case, that would require the prescribed disclosure in the Final Base Shelf Prospectus pursuant to such laws;

(ttt)       the Company has a reasonable basis for disclosing any forward-looking information contained in the Final Base Shelf Prospectus and the Prospectus Supplement and is not, as of the date hereof, required to update any such forward looking information pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, and such forward looking information contained in the Final Base Shelf Prospectus and the Prospectus Supplement reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby;

5.1 - 9

(uuu)    the Company has no knowledge of any pending or contemplated change to any law, regulation or position of a Governmental Authority that would reasonably be expected to have a material adverse effect;

(vvv)    the representations and warranties of the Company contained in Schedule "A" hereto are hereby incorporated by reference herein and made a part hereof and the Company hereby acknowledges that each Underwriter is relying upon such representations and warranties;

(www)  the expenses to be renounced by the Company to the purchasers of Flow-Through Shares will constitute Qualifying Expenditures on the effective date of the renunciation and on the date incurred. The expenses to be renounced by the Company to the purchasers of Flow-Through Shares (i) will not include any amount that has previously been renounced by the Company to any of the purchasers of Flow-Through Shares or to any other Person; and (ii) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the purchasers of Flow-Through Shares;

(xxx)      the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the purchasers of Flow-Through Shares, effective on or before December 31, 2021, Qualifying Expenditures in an amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amounts by virtue of subsection 66(12.73) of the Tax Act;

(yyy)    except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow-Through Shares to be or become "prescribed shares" within the meaning of Regulation 6202.1 of the Tax Act, upon issue the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of Regulation 6202.1 of the Tax Act;

(zzz)      if the Company amalgamates with any one or more companies, any shares issued to or held by the purchasers of Flow-Through Shares as a replacement for the Flow-Through Shares as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the Tax Act, as "flow-through shares" as defined in subsection 66(15) of the Tax Act and in particular will not be "prescribed shares" as defined in Regulation 6202.1 of the Tax Act;

(aaaa)   the Company is and will continue to be a Principal Business Corporation until such time as all of the Qualifying Expenditures required to be renounced under this Agreement and the Flow-Through Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act; and

(bbbb)  the Company is not, and has never been, in default of any of its legal obligations in respect of any "flow-through share" financings previously undertaken by the Company.

5.1 - 10

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	"affiliate" means "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;

(b)	"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(c)	"Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902(e) of Regulation S;

(d)	"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	"Offshore Transaction" means "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(f)	"QIB Certificate" means the Qualified Institutional Buyer Letter prepared for use in connection with offers and sales of the Shares in the United States;

(g)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(h)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(i)	"Rule 144A" means Rule 144A under the U.S. Securities Act;

(j)	"SEC" means the United States Securities and Exchange Commission;

(k)	"Shares" means, the Secondary Shares, if any;

(l)	"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S; and

(m)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

“A” - 1

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.

Each Underwriter represents, warrants and covenants to the Company that:

1.	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except that the Shares may be offered and sold in the United States by the Underwriters through U.S. Affiliates pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A . It has not offered or sold, and will not offer or sell, any of the Offered Securities except (A) offers and sales of Shares in accordance with Rule 144A, or (B) in Offshore Transactions in compliance with Rule 903 of Regulation S. The Underwriter has not offered or sold, and will not offer or sell, the Flow-Through Shares or the Additional Shares to any person in the United States. Accordingly, except in connection with offers and sales of Offered Securities pursuant to Rule 144A, or as permitted by Rule 903 of Regulation S, neither it nor its affiliates nor any persons acting on its or their behalf has made or will make (i) any offer to sell Offered Securities to or solicitation of an offer to buy Offered Securities from a person in the United States, or (ii) any sale of Offered Securities unless at the time the purchaser's buy order was or will be originated the purchaser was outside the United States or it, and its affiliates or any persons acting on its or their behalf reasonably believed that the purchaser was outside the United States.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.	Neither it nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities offered and sold pursuant to Rule 903 of Regulation S.

4.	All offers and sales of Shares in the United States by it shall be made (i) through its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements, or (ii) directly by it in accordance with Rule 15a-6 under the Exchange Act. It and its U.S. Affiliate, as applicable, are Qualified Institutional Buyers. Its U.S. Affiliate is and will be, on the date of each offer and sale of Shares in the United States, duly registered as a broker-dealer pursuant to the Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

5.	Offers and sales of Shares in the United States by it shall not be made (i) by any form of General Solicitation or General Advertising, including without limitation advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

“A” - 2

6.	Offers to sell, solicitations of offers to buy and sales of the Shares in the United States shall be made by it only in accordance with Rule 144A to persons reasonably believed to be Qualified Institutional Buyers.

7.	All purchasers of the Shares in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

8.	Immediately prior to soliciting offerees in the United States and at the time of completion of each sale to a purchaser in the United States, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree or purchaser, as applicable, was a Qualified Institutional Buyer receiving an offer to purchase Shares directly from the Underwriter through its U.S. Affiliate.

9.	The Underwriter will inform, or cause each U.S. Affiliate to inform, all purchasers of the Shares in the United States that the Shares have not been and will not be registered under the U. S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon Rule 144A.

10.	Prior to the completion of any sale of the Shares to a Qualified Institutional Buyer, each such Qualified Institutional Buyer will be required to properly complete, execute and deliver a QIB Certificate.

11.	Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under U.S. Securities Laws and applicable state securities laws.

12.	At least one business day prior to the Closing Time or the time of the Option Closing, if applicable, it will provide the Company with a list of all purchasers of the Shares in the United States and a duly completed and executed QIB Certificate from each purchaser purchasing as a Qualified Institutional Buyer pursuant to Rule 144A.

13.	At the Closing Time or the time of the Option Closing, if applicable, it, together with its U.S. Affiliate offering and selling Shares in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule, relating to the manner of the offer and sale of the Shares in the United States, or will be deemed to have represented and warranted for the benefit of the Company that neither it nor any of its U.S. Affiliates offered or sold Shares within the United States.

14.	Each Underwriter shall cause each U.S. Affiliate to agree, for the benefit of the Company, to the same provisions as are contained in this Schedule "A".

15.	None of the Underwriter, its affiliates or any person acting on behalf of any of them has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Securities.

“A” - 3

Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters that:

1.	The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.

2.	The Company is not now, and as a result of the sale of Offered Securities contemplated hereby and the application of the proceeds thereof as described in the Prospectus Supplement will not be, registered or required to register under the United States Investment Company Act of 1940, as amended.

3.	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of General Solicitation or General Advertising, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States.

4.	The Shares are not, and as of the Closing Time will not be, and no securities of the same class as the Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in Rule 144A) of less than ten percent for securities so listed or quoted.

5.	For so long as any of the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will provide to any holder of such Shares, or to any prospective purchaser of such Shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

6.	The Company has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with the offer and sale of the Shares and would cause the exemptions from registration set forth in Rule 144A to become unavailable with respect to offers and sales of the Shares contemplated hereby.

7.	None of the Company, its affiliates or any persons acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Offered Securities except through the Underwriters and the U.S. Affiliates in compliance with this Schedule "A", or (ii) has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 144A to be unavailable with respect to offers and sales of the Offered Securities pursuant to this Schedule "A".

“A” - 4

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the common shares (the "Securities") of New Found Gold Corp. (the "Company") pursuant to the Underwriting Agreement dated August ___, 2021 between the Company and the Underwriters named therein (the "Underwriting Agreement"), the undersigned Underwriter and the undersigned placement agent in the United States for such Underwriter (the "U.S. Affiliate"), each hereby certify as follows:

(i)	the U.S. Affiliate is, and was on the date of each offer and sale of Securities in the United States, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state's broker- dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)	all offers and sales of Securities that we made in the United States were made by the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements;

(iii)	we acknowledge that the Securities have not been registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(iv)	immediately prior to soliciting offerees in the United States, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and on the date hereof, we continue to believe that each U.S. person purchasing Securities is a Qualified Institutional Buyer;

(v)	no form of General Solicitation or General Advertising was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

(vi)	we obtained and delivered to the Company, for acceptance at the Closing Time, a duly executed QIB Certificate from each Qualified Institutional Buyer purchasing Securities pursuant to Rule 144A; and

(vii)	the offering of the Securities has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

[Signature page follows]

Dated this day of	, 2021.

“A” - 5

[UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

“A” - 6

SCHEDULE "B"

MATTERS IN RESPECT OF WHICH COMPANY'S COUNSEL SHALL DELIVER OPINIONS

PURSUANT TO SUBSECTION 6.1(U)(II)

(a)	the Company is a "reporting issuer", or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)	the Company is a validly existing and is in good standing under the Busines Corporations Act (British Columbia);

(c)	the Company has all requisite corporate power, capacity and authority under the laws of its jurisdiction of incorporation or formation to carry on its businesses as presently carried on and to own its property and assets as described in the Base Shelf Prospectus and the Prospectus Supplement;

(d)	the authorized and issued and outstanding share capital of the Company;

(e)	the special rights and restrictions attaching to the Flow-Through Shares are accurately summarized in all material respects in the Prospectuses;

(f)	no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority in the Qualifying Jurisdictions is required for the performance by the Company of its obligations under this Agreement, the delivery to the Underwriters of the Flow-Through Shares and, if applicable, the Additional Shares hereunder, the consummation of the transactions contemplated by this Agreement (including, without limitation, the distribution of the Offered Securities in the manner contemplated herein), other than those that have been obtained or made prior to the Closing Time;

(g)	all necessary corporate action having been taken by Company to authorize (i) the execution and delivery of this Agreement and the performance of its obligations hereunder, and (ii) the delivery and, if applicable, the execution and filing of, the Prospectus Supplement, and, if applicable, any amendments thereto, under the Applicable Securities Laws in each of the Qualifying Jurisdictions;

(h)	the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Flow-Through Shares to be issued and sold by the Company at the Closing Time and the grant of the Over-Allotment Option do not and will not result in a breach of or a default under, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with: (A) the constating documents of the Company; (B) any resolutions of the shareholders or directors (including of any committee thereof) of the Company; or (C) any applicable corporate law or Applicable Securities Laws;

(i)	the Flow-Through Shares have been duly and validly issued as fully paid and non-assessable shares in the capital of the Company;

(j)	the Additional Shares have been duly allotted and reserved for issuance by the Company;

(k)	the statements under the heading "Eligibility for Investment" in the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and the Prospectus Supplement are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein

“B” - 1

(l)	the rights, privileges, restrictions and conditions attaching to the Offered Securities and the Over-Allotment Option are accurately summarized in all material respects in the Offering Documents;

(m)	all necessary documents have been filed, all requisite proceedings have been taken, all legal requirements have been fulfilled and all necessary approvals, permits, consents and authorizations of the Commissions have been obtained, in each case by the Company to qualify the Offered Securities for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered in such categories under the applicable laws of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable laws;

(n)	the common shares of the Company (including all of the Offered Securities) have been approved for listing and posting for trading on the Exchange subject only to customary listing conditions set forth in the conditional approval letter of the Exchange regarding the listing and posting on the Exchange of the Offered Securities;

(o)	the Company qualifies as a "principal business corporation" within the meaning of subsection 66(15) of the Tax Act;

(p)	upon issue, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of Regulation 6202.1 of the Tax Act except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Follow-On Transaction, and (iii) any other action taken by a purchaser which causes any Flow-Through Shares to be or become "prescribed shares" within the meaning of Regulation 6202.1 of the Tax Act.

“B” - 2

SCHEDULE "C"

MINING CLAIMS

MAP STAKED	NAME
LICENSE
NUMBER
024270M	New Found Gold Corp.[1]
024274M	New Found Gold Corp.[2]
024267M	New Found Gold Corp.[3]
022216M	New Found Gold Corp.
024136M	New Found Gold Corp.
023861M	New Found Gold Corp.
023864M	New Found Gold Corp.
023881M	New Found Gold Corp.[4]
025008M	New Found Gold Corp.
023862M	New Found Gold Corp.
024139M	New Found Gold Corp.
023721M	New Found Gold Corp.
023875M	New Found Gold Corp.[5]
023916M	New Found Gold Corp.
024031M	New Found Gold Corp.[6]
024264M	New Found Gold Corp.
024265M	New Found Gold Corp.
026074M	New Found Gold Corp.
024997M	New Found Gold Corp.
023866M	New Found Gold Corp.
024026M	New Found Gold Corp.[7]
024140M	New Found Gold Corp.
024268M	New Found Gold Corp.[8]
007984M	New Found Gold Corp.
023860M	New Found Gold Corp.
022491M	New Found Gold Corp.
024138M	New Found Gold Corp.
023804M	New Found Gold Corp.

1 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

2 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

3 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

4 Unity Option license acquired pursuant to final property agreement option exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

5 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

6 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

7 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

8 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

“C” - 1

024266M	New Found Gold Corp.
023720M	New Found Gold Corp.
023987M	New Found Gold Corp.[9]
024141M	New Found Gold Corp.
023962M	New Found Gold Corp.
023863M	New Found Gold Corp.
023874M	New Found Gold Corp.[10]
024562M	New Found Gold Corp.
024566M	New Found Gold Corp.
024559M	New Found Gold Corp.
024567M	New Found Gold Corp.
024571M	New Found Gold Corp.
024560M	New Found Gold Corp.
024565M	New Found Gold Corp.
024569M	New Found Gold Corp.
025766M	New Found Gold Corp.
024568M	New Found Gold Corp.
022260M	New Found Gold Corp.
022236M	New Found Gold Corp.
022342M	New Found Gold Corp.
024570M	New Found Gold Corp.
024563M	New Found Gold Corp.
024435M	New Found Gold Corp.
023498M	New Found Gold Corp.
023495M	New Found Gold Corp.
024436M	New Found Gold Corp.
024561M	New Found Gold Corp.
024558M	New Found Gold Corp.
024557M	New Found Gold Corp.
023239M	New Found Gold Corp.
006821M	New Found Gold Corp.
030768M	New Found Gold Corp.
030740M	New Found Gold Corp.
030710M	New Found Gold Corp.
030739M	New Found Gold Corp.
030722M	New Found Gold Corp.
030716M	New Found Gold Corp.
030726M	New Found Gold Corp.
030747M	New Found Gold Corp.
030737M	New Found Gold Corp.
030727M	New Found Gold Corp.
030741M	New Found Gold Corp.
030746M	New Found Gold Corp.
030714M	New Found Gold Corp.

9 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

10 Unity Option license acquired pursuant to final property option agreement exercise on June 26, 2020. License transfer agreements have been signed and delivered and are submitted to the Mineral Claims Recorder for registration.

“C” - 2

030733M	New Found Gold Corp.
030745M	New Found Gold Corp.
030742M	New Found Gold Corp.
030748M	New Found Gold Corp.
030752M	New Found Gold Corp.
030755M	New Found Gold Corp.
030754M	New Found Gold Corp.
030783M	New Found Gold Corp.
030771M	New Found Gold Corp.
030756M	New Found Gold Corp.
030763M	New Found Gold Corp.
030753M	New Found Gold Corp.
030775M	New Found Gold Corp.
030777M	New Found Gold Corp.
030765M	New Found Gold Corp.

“C” - 3

SCHEDULE "D"

FORM OF SUBSCRIPTION AND RENUNCIATION AGREEMENT FOR FLOW-THROUGH

SHARES

TO:	NEW FOUND GOLD CORP. (the “Company”)

1.	Each of those persons listed on Appendix “A” attached hereto (the “Subscribers”) and in the respective numbers set out thereon, by ___________, as their duly authorized agent (the “Agent”) hereby subscribes for common shares in the capital of the Company (“Shares”) to be issued as “flow-through shares” as defined in the Tax Act (as defined herein) by the Company for an aggregate consideration of $ ___________, representing a subscription price of $11.39 per Share, upon the terms and subject to the conditions set forth in the agreement constituted by the acceptance thereof (the “Subscription Agreement”) and as described in the Company’s short form base shelf prospectus dated July 27, 2021 and the prospectus supplement dated August 19, 2021 (together, the “Prospectus”). The Agent shall tender payment on behalf of the Subscribers of the aggregate subscription price for ________Shares in the sum of $ ______on the Closing Date (as defined herein), such amount forming a portion of the aggregate proceeds payable to the Company on the Closing Date pursuant to an underwriting agreement among the Company, Canaccord Genuity Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc. and Clarus Securities Inc. dated August 19, 2021 (the “Underwriting Agreement”).

2.	In this Subscription Agreement:

(a)	“Canadian Exploration Expense” or “CEE” means an expense described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the references therein to “paragraph (a) to (d) and (f) to (g.4)” were a reference to “paragraph (f)”, other than amounts which are (i) prescribed to be “Canadian exploration and development overhead expense” for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) any expense described in paragraph 66(12.6)(b.1) of the Tax Act, or (iv) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term “expense” in paragraph 66(15) of the Tax Act;

(b)	“Closing Date” means August 24, 2021 or such other date as the parties to the Underwriting Agreement may agree upon in writing;

(c)	“Closing Time” means such time on the Closing Date that the sale of the Shares is completed;

(d)	“Commitment Amount” means an amount equal to $11.39 multiplied by the number of Shares subscribed and paid for pursuant to this Subscription Agreement and received by the Company;

(e)	“CRA” means the Canada Revenue Agency;

(f)	“Flow-Through Mining Expenditure” means an expense which qualifies, once renounced by the Company pursuant to the Tax Act, as a “flow-through mining expenditure” of the purchaser of Shares as defined in subsection 127(9) of the Tax Act;

“D” - 1

(g)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act, filed or to be filed by the Company within the prescribed time renouncing to the purchasers of Shares the Qualifying Expenditures incurred pursuant to the Subscription Agreement and all parts or copies of such forms required by the CRA, when applicable, to be delivered to the purchasers of Shares;

(h)	“principal-business corporation” means a principal-business corporation as defined in subsection 66(15) of the Tax Act;

(i)	“Qualifying Expenditures” means expenses each of which (i) qualify as CEE at the date they are incurred and are expenses which may be renounced by the Company pursuant to subsection 66(12.6) of the Tax Act with an effective date not later than December 31, 2021; and (ii) qualify as Flow-Through Mining Expenditure at the date they are incurred;

(j)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(k)	“Termination Date” means December 31, 2022.

3.	Each Subscriber represents, warrants and covenants to the Company and the Agent (and acknowledges that the Company and the Agent are relying thereon) that:

(a)	the Subscriber is not a non-resident of Canada for purposes of the Tax Act;

(b)	the Subscriber, and if the Subscriber is a partnership, its members, deal, and at all relevant times will continue to deal, at arm's length with the Company for the purposes of the Tax Act;

(c)	the Subscriber has not entered into and will not enter into any agreement or arrangement which will cause the Shares to become “prescribed shares” for the purposes of the Tax Act, however, this section Error! Reference source not found. shall not apply to the entering into of this Subscription Agreement;

(d)	the Agent is executing this Subscription Agreement on behalf of the Subscriber, as beneficial purchaser, and is the duly authorized agent of the Subscriber with due and proper power and authority to execute and deliver, on behalf of the Subscriber, this Subscription Agreement, any supplement or amendment thereto, and all other documentation in connection with the purchase of the Shares hereunder, to agree to the terms and conditions herein set out and to make the representations, warranties, acknowledgments, and covenants herein contained, all as if the Subscriber were subscribing as principal for its own account and not for the benefit of any other person and the actions of the Agent as agent are in compliance with applicable law and the Subscriber acknowledges that the Company may be required by law to disclose to certain regulatory authorities the identity of the Subscriber for whom the Agent is acting on behalf of;

(e)	if an individual, the Subscriber is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement and take all action pursuant hereto;

(f)	if a corporation, the Subscriber is a valid and subsisting corporation, it has the necessary corporate capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and it has taken all necessary corporate action in respect thereof, or, if it is a partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and, in either case, it has obtained all necessary approvals in respect thereof;

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(g)	the Subscriber has such knowledge, or has received advice, in financial and business affairs as to be capable of evaluating the merits and risks of the investment and the Subscriber is able to bear the economic risk of loss of its entire investment;

(h)	the Subscriber has received and reviewed a copy of the Prospectus;

(i)	if required by applicable securities legislation, policy or order of a securities commission or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Shares;

(j)	the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to the Subscriber, or, if the Subscriber is not a natural person, any of its constating documents, or of any agreement to which the Subscriber is a party or by which it is bound;

(k)	the Subscriber is aware that the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “1933 Act”) or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration, and the applicable laws of all applicable states or an exemption from such registration requirements is available and acknowledges that the Company has no present intention of filing a registration statement under the 1933 Act in respect of the Shares;

(l)	the Shares have not been offered to the Subscriber in the United States, the Subscriber was not in the United States when the order was placed and this Subscription Agreement was executed and delivered, and the Subscriber is not purchasing the Shares for the account or benefit of a “U.S. person”, as defined in Regulation S under the 1933 Act;

(m)	the Subscriber undertakes and agrees that the Subscriber will not offer or sell the Shares in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that the Subscriber will not resell the Shares except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

(n)	neither the Company not any person affiliated with the Company has made to the Subscriber any written or oral representations:

(i)	that any person will resell or repurchase the Shares;

(ii)	that any person will refund the purchase price of the Shares; or

(iii)	as to the future price or value of the Shares;

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(o)	the Company is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and the policies of the Toronto Stock Exchange) of the Subscriber and may use such personal information: (i) for internal use with respect to managing the relationships between and contractual obligations of the Company and the Subscriber; (ii) for use and disclosure for income tax-related purposes, including, without limitation, where required by law, disclosure to the CRA; (iii) disclosure to professional advisers of the Company in connection with the performance of their professional services; (iv) disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trade or similar regulatory filings; (v) disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure; (vi) disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Subscriber’s prior written consent; (vii) disclosure to a court determining the rights of the parties under this Subscription Agreement; and (viii) any other parties involved in the Offering, including legal counsel, and may be included in record books prepared in respect of the Offering; and (ix) for use and disclosure as otherwise required by law; in addition, the Subscriber further acknowledges and consents to the fact that the Company may be required to provide any one or more of the Canadian securities regulators, stock exchanges, the Investment Industry Regulatory Organization of Canada, other regulatory agencies or the Company’s registrar and transfer agent with any personal information provided by the Subscriber in this Subscription Agreement, and may make any other filings of such personal information as the Company’s counsel may deem appropriate, and the Subscriber acknowledges receipt of notification of the disclosure of personal information by the Company to the Toronto Stock Exchange and the Subscriber hereby consents to and authorizes the foregoing use and disclosure of such personal information and agrees to provide, on request, all particulars required by the Company in order to comply with the foregoing;

(p)	the covenants, representations and warranties of the Subscriber stated or referred to herein shall be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time on the Closing Date as if repeated at such time, and will survive the completion of the issuance of the Shares and the completion of the transactions contemplated under this Subscription Agreement and the Underwriting Agreement; and

(q)	if the Subscriber chooses to dispose of some or all of the Shares, including by donating any of the Shares to a registered charity (a “Post-Closing Arrangement”), the Subscriber acknowledges and confirms that it will obtain independent tax, financial, and legal advice from its own advisers with respect to any such Post-Closing Arrangement, and acknowledges and confirms that it is relying solely on its own advisers and not on the Company or its counsel or the underwriters named in the Underwriting Agreement or their affiliates or any of their counsel (a) regarding any representations and warranties in respect of the tax consequences or potential tax benefits of investing in the Shares and participating in the Post-Closing Arrangement, and (b) to ensure that the Post-Closing Arrangement does not result in the Shares being “prescribed shares” within the meaning of Regulation 6202.1 of the Tax Act, and the Subscriber assumes all risk of any such Post-Closing Arrangement resulting in the Shares being “prescribed shares” within the meaning of Regulation 6202.1 of the Tax Act.

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4.	The Company hereby represents and warrants to the Subscribers and the Agent (and acknowledges that the Subscribers are relying thereon) that:

(a)	the Company has been duly incorporated and is validly subsisting and in good standing under the laws of the Province of British Columbia and has all requisite corporate power and capacity to enter into and carry out its obligations under this Subscription Agreement;

(b)	on the Closing Date, the Company will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Subscription Agreement;

(c)	no order ceasing or suspending trading in the securities of the Company nor prohibiting the sale of such securities has been issued to the Company or its directors, officers or promoters and, to the best of the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened;

(d)	at the Closing Time, the Shares will be duly and validly created, authorized and issued as fully paid and non-assessable Shares;

(e)	the Company has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Shares;

(f)	the Company has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Shares to the Subscribers and to incur and renounce to the Subscriber Qualifying Expenditures in an amount equal to the Commitment Amount;

(g)	this Subscription Agreement constitutes a binding obligation of the Company enforceable in accordance with its terms;

(h)	the execution and delivery of, and the performance of the terms of, this Subscription Agreement by the Company, including the issue of the Shares, the incurring of Qualifying Expenditures and the renunciation of Qualifying Expenditures to the Subscribers pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Company or any law, regulation, order or ruling applicable to the Company or any agreement, contract or indenture to which the Company is a party or by which it is bound;

(i)	the expenses to be renounced by the Company to the purchasers of Shares will constitute Qualifying Expenditures on the effective date of the renunciation and on the date incurred. The expenses to be renounced by the Company to the Subscribers (i) will not include any amount that has previously been renounced by the Company to any purchaser of “flow-through shares” or to any other person; and (ii) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the purchasers of Shares.

(j)	the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Subscribers, effective on or before December 31, 2021, Qualifying Expenditures in an amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amounts by virtue of subsection 66(12.73) of the Tax Act;

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(k)	except as a result of (i) any agreement, arrangement, undertaking or understanding to which the Company is not a party and of which it has no knowledge, (ii) any agreement, arrangement, undertaking or understanding in respect of a Post-Closing Arrangement, and (iii) any other action taken by the Subscriber which causes the Shares to be or become “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act, upon issue the Shares will be “flow- through shares” as defined in subsection 66(15) of the Tax Act and will not be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;

(l)	if the Company amalgamates with any one or more companies, any shares issued to or held by the purchasers of Shares as a replacement for the Shares as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the Tax Act, as “flow-through shares” as defined in subsection 66(15) of the Tax Act and in particular will not be “prescribed shares” as defined in section 6202.1 of the regulations to the Tax Act;

(m)	the Company is and will continue to be a principal-business corporation until such time as all of the Qualifying Expenditures required to be renounced under this Subscription Agreement have been incurred and validly renounced pursuant to the Tax Act; and

(n)	the Company is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by the Company.

5.	The Company covenants and agrees with the Subscribers as follows:

(a)	the Company agrees to incur Qualifying Expenditures in an amount equal to the Commitment Amount on or after the Closing Date and on or before the Termination Date in accordance with this Subscription Agreement and agrees to renounce to the Subscribers, with an effective date no later than December 31, 2021, pursuant to subsection 66(12.6) of the Tax Act and in respect of Qualifying Expenditures incurred by the Company in 2022, in conjunction with subsection 66(12.66) of the Tax Act, Qualifying Expenditures incurred by the Company on or after the Closing Date and on or before the Termination Date, in an amount equal to the Commitment Amount;

(b)	unless required to do so pursuant to subsection 66(12.73) of the Tax Act, the Company shall not reduce the amount renounced to the purchasers of Shares pursuant to subsection 66(12.6) of the Tax Act. If the Company receives, or becomes entitled to receive, or may reasonably be expected to receive, any assistance which is described in the definition of “assistance” in subsection 66(15) of the Tax Act and the receipt of or entitlement or reasonable expectation to receive such assistance has or will have the effect of reducing the amount of Qualifying Expenditures validly renounced to the Subscribers, the Company will incur additional Qualifying Expenditures using funds from sources other than the Commitment Amount in an amount equal to such assistance, such that the aggregate Qualifying Expenditures renounced to the Subscribers effective no later than December 31, 2021 pursuant to the terms of this Subscription Agreement will not be less than nor exceed the aggregate Commitment Amount;

(c)	the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Subscribers in an amount equal to the Commitment Amount;

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(d)	if the Company does not renounce to the Subscribers effective on or before December 31, 2021, Qualifying Expenditures equal to the Commitment Amount, the Company shall, to the extent the Company has not complied with its obligation in subsection Error! Reference source not found. of this Subscription Agreement to incur additional Qualifying Expenditures if applicable, and with regard to any particular Subscriber provided that Subscriber is not in breach of any of its representations under this Subscription Agreement which would prevent the renunciation of such expenses to the Subscriber, indemnify and hold harmless the Subscribers and each of the partners thereof if any of the Subscribers is a partnership or a limited partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay to the Indemnified Person on or before the 20th Business Day following the date the amount is determined, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of “excluded obligation” in Regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount renounced by the Company to the Subscribers is reduced pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person on or before the 20th Business Day following the receipt by the Company of a copy of the notice of assessment or reassessment issued by the CRA to the Indemnified Person pursuant to which such amount of tax is determined, an amount equal to the amount of any tax (within the meaning of subparagraph (c) of the definition of “excluded obligation” in Regulation 6202.1(5) of the Tax Act) payable under the Tax Act (and under the corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse, rights or remedies the purchasers of Shares may have against the Company. For certainty, the foregoing indemnity shall have no force or effect and the purchasers of Shares shall not have any recourse or rights of action to the extent that such indemnity would otherwise cause the Shares to be “prescribed shares” within the meaning of Regulation 6202.1 of the Tax Act. To the extent that any person entitled to be indemnified hereunder is not a party to this Subscription Agreement, the Agent shall obtain and hold the rights and benefits of this Subscription Agreement in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a party to this Subscription Agreement;

(e)	the Company shall file with the CRA, within the time prescribed by subsection 66(12.68) of the Tax Act, the forms prescribed for the purposes of such legislation together with a copy of the Subscription Agreements or any “selling instrument” contemplated by such legislation and shall forthwith following such filing provide to the purchasers of Shares a copy of such form certified by an officer of the Company. The Company shall timely file with the CRA and with any applicable provincial tax authority any return required to be filed under Part XII.6 of the Tax Act (or any corresponding provision of applicable provincial law) in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis;

(f)	the Company shall deliver to the purchasers of Shares, before March 1, 2022, the relevant Prescribed Forms (including form T101), fully completed and executed, renouncing to the Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2021, and such delivery shall constitute the authorization of the Company to the Subscribers to file such Prescribed Forms with the relevant taxation authorities;

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(g)	the Company shall incur and renounce Qualifying Expenditures pursuant to this Subscription Agreement and all other agreements with other persons providing for the issue of shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into by the Company on the Closing Date (collectively, the “Other Agreements”) before incurring and renouncing CEE pursuant to any other agreement which the Company may subsequently enter into after the Closing Date with any Person with respect to the issue of flow-through shares. If the Company is required under the Tax Act or otherwise to reduce Qualifying Expenditures previously renounced to the purchasers of Shares pursuant to this Subscription Agreement and unless the purchaser is adversely affected and otherwise agrees, the reduction shall be made pro rata by the Commitment Amount of the purchaser of Shares in relation to the aggregate Commitment Amount under this Subscription Agreement and the Other Agreements only after it has first reduced to the extent possible all Qualifying Expenditures renounced to persons (other than the purchasers of Shares) under any agreements relating to shares which are “flow-through shares” as defined in subsection 66(15) of the Tax Act entered into after the Closing Date;

(h)	upon the Company becoming aware of the fact that an amount purportedly renounced pursuant to the Subscription Agreement exceeds the amount that it is entitled to renounce under the Tax Act, the Company will notify the purchasers of Shares and comply with subsection 66(12.73) of the Tax Act, including the filing with the CRA of the statements contemplated therein, a copy of which will be sent concurrently to the purchasers of Shares;

(i)	the Company shall not enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the Subscribers in the amount of the Commitment Amount; and

(j)	the Company shall maintain proper, complete and accurate accounting books and records relating to the Commitment Amount, the Qualifying Expenditures, the amounts renounced to the Subscribers under this Subscription Agreement and all transactions relating to the Qualifying Expenditures. The Company shall retain all such books and records as may be required to support the renunciation of Qualifying Expenditures contemplated by this Subscription Agreement and, upon reasonable notice, shall make such books and records available for inspection and audit by or on behalf of the purchasers of Shares, at the purchaser of such Shares’ sole expense.

6.	The Subscriber represents and warrants that the funds representing the aggregate subscription price which will be advanced by the Subscriber, or, if applicable, by the Agent on behalf of the Subscriber, to the Company hereunder will not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTF Act”) and the Subscriber acknowledges that the Company may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLTF Act. To the best of the Subscriber's knowledge, none of the subscription funds to be provided hereunder (a) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed illegal under the laws of Canada or the United States or any other jurisdiction, or (b) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Company if the Subscriber discovers that any such representation ceases to be true, and shall provide the Company with appropriate information in connection therewith.

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7.	Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Company.

8.	This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

9.	Time shall be of the essence hereof.

10.	The representations, warranties, obligations and agreements of the Company contained in this Subscription Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares, the termination of this Subscription Agreement and the distribution of the Shares pursuant to the Prospectus and shall continue in full force and effect for such maximum period of time as any Subscriber may be entitled to commence an action, or exercise a right of rescission, with respect to a misrepresentation contained or incorporated by reference in the Prospectus pursuant to applicable securities laws, for the benefit of the Subscriber.

11.	The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable securities laws.

12.	This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Company and their respective heirs, executors, administrators, successors and assigns.

DATED at the City of                        , in the Province of                        , this                              day of                              , 2021.

●
as the duly authorized agent of the Subscribers

Per: ___________________________________________

This Subscription Agreement is accepted and agreed to by the Company at the City of                                 , in the Province of                                  , this                                  day of                                  , 2021.

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NEW FOUND GOLD CORP.

Per:
Name:
Title:

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EXHIBIT "A" TO SCHEDULE D OF THE SUBSCRIPTION

AND RENUNCIATION AGREEMENT

Name and Address	Social Insurance,	Number of Shares	Aggregate
of Subscriber	Corporate Tax	Subscribed For	Subscription
	Account or Tax		Amount
Shelter Number

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